July 25, 2019

Yubao Li
Chief Executive Officer
China Yunhong Holdings Ltd
4   19/F, 126 Zhong Bei
Wuchang District, Wuhan, China
430061

       Re: China Yunhong Holdings Ltd
           Registration Statement on Form S-1
           Filed June 28, 2019
           File No. 333-232432

Dear Mr. Li:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 28, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76

1. We note your disclosure on page 76 that the factors discussed in this section raise substantial doubt about your ability to continue as a going concern. We also note your disclosure on page 26 that your independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about your ability to continue as a going concern. Please reconcile the referenced disclosures with the accountants' report on page F-2 which does not contain such explanatory paragraph, and with the disclosure on page F-9 which appears to indicate that the substantial doubt about your ability to continue as a going concern has been mitigated.
 Yubao Li
China Yunhong Holdings Ltd
July 25, 2019
Page 2
Financial Statements
Note 3. Proposed Offering, page F-11

2. We note your disclosure on page F-11 that each Public Warrant will entitle the holder to purchase one-half of one ordinary share at an exercise price of $11.50 per whole share.
         We also note your disclosure on page 9 and elsewhere in the filing that each warrant is exercisable to purchase one ordinary shares at $11.50 per share. Please revise to clarify this apparent conflict as it relates to the number of ordinary shares into which each warrant is exercisable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Daniel Gordon,
Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Folake Ayoola, Senior Counsel, at 202-551-3673 with any other questions.



                                                              Sincerely,
FirstName LastNameYubao Li
                                                              Division of
Corporation Finance
Comapany NameChina Yunhong Holdings Ltd
                                                              Office of Real
Estate and
July 25, 2019 Page 2                                          Commodities
FirstName LastName